Exhibit 99.1

ASX, Nasdaq and Media Release

March 7, 2023

Opthea Receives A$8.7 million R&D Tax Incentive

Melbourne, Australia; 7 March 2023 – Opthea Limited (ASX:OPT; Nasdaq:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announced today that it has received an A$8.7 million (US$6.3 million) research and development (R&D) tax credit from the Australian Taxation Office. The cash incentive is for research and development costs incurred in the 2021/2022 financial year, and represents the amount disclosed in the company’s audited financial statements at 30 June 2022.

The R&D tax incentive credit relates to both Australian and eligible overseas expenditure for the development of Opthea’s lead candidate OPT-302. The R&D Tax Incentive is as an Australian Federal Government program under which companies can receive cash incentives for 43.5% of eligible research and development expenditure.

Dr Megan Baldwin, CEO & Managing Director of Opthea, commented, “The receipt of this A$8.7 million R&D tax incentive credit further strengthens our cash position as Opthea continues to advance its Phase 3 registrational trials, ShORe and COAST, investigating OPT-302 to address the unmet medical need in wet AMD.”

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

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Opthea Limited

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Rudi Michelson

Monsoon Communications

Tel: +61 (0) 3 9620 3333

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com